Frontier Nuclear and Minerals Announces Board Renewal and
Appointment of New Directors Ahead of Annual Meeting

Winnipeg, Manitoba - July 20, 2026 - Frontier Nuclear and Minerals Inc. (Nasdaq:FNUC) ("Frontier" or the "Company"), a nuclear fuel cycle company, today announced changes to its Board of Directors (the "Board") bringing fresh expertise and energy to Frontier's leadership team as the Company pursues its nuclear fuel cycle strategy.

The Board has appointed Joshua Girnun, a metals and mining investment expert, and Donal Carroll a seasoned corporate finance leader, as new directors.  The Company's Nominating and Corporate Governance Committee has recommended all the current directors as nominees at the Company's upcoming annual general meeting of shareholders to be held on August 25, 2026.

Appointment of Joshua Girnun

Mr. Girnun is Co-Founder and Managing Partner of Ridge Metals Group, a New York-based metals and mining investment firm specializing in battery metals, precious metals, and critical minerals. Prior to co-founding Ridge Metals Group, Mr. Girnun co-founded a global subject matter expert team at JP Morgan Chase, covering metals and mining opportunities across multiple geographies and commodity classes.  Mr. Girnun holds a Master of Science in Metals and Energy Finance from Imperial College London, a Master of Science in Geosciences from the Hebrew University of Jerusalem and a Bachelor of Science (Honours) degree in Geology from the University of the Witwatersrand.  His combined expertise in capital markets, geosciences, and global resource finance makes him a valuable addition to the Board as Frontier advances its uranium and nuclear minerals portfolio.

"We are very pleased to welcome Joshua to the Board," said Nachum Labkowski, Chairman of Frontier.  "Joshua brings a rare combination of deep technical expertise and sophisticated capital markets experience that is directly relevant to Frontier's strategy.  His relationships and track record in the critical minerals space will be an asset as we continue to build value for our shareholders."

"I am excited to join the Frontier board at this stage in the Company's development," said Mr. Girnun.  "Frontier has assembled a compelling portfolio of assets in the nuclear fuels sector at a moment of unprecedented global demand for secure, domestic uranium supply.  I look forward to contributing to the Company's next phase of growth."

Appointment of Donal Carroll

The Board also announces the appointment of Donal Carroll to serve as a member of the Board of Directors.  Mr. Carroll brings over 20 years of corporate finance leadership and public company experience, as well as experience in syndicate investing in both equity and debt securities.  Mr. Carroll is currently the CFO of Quantum BioPharma Ltd. From June 2005 to January 2008, Mr. Carroll served as an Accounting Supervisor with Alberto Culver (now Unilever (NYSE: UL)).  From February 2008 to October 2013, he served as Controller with Videojet Technologies.  From October 2013 to July 2017, Mr. Carroll served as a Corporate Controller with Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions, and the implementation of new internal controls and ERP systems.  Mr. Carroll holds a CPA-CMA designation and a Bachelor of Commerce degree from University College Dublin.

"Donal's financial leadership experience and his background managing complex corporate transactions make him a strong addition to our Board," said Nachum Labkowski, Chairman of Frontier. "His public company finance expertise strengthens our governance and audit oversight as we prepare for our next phase of growth."

"I'm pleased to join the Frontier board at such an important stage in the Company's development," said Mr. Carroll. "I look forward to contributing my financial and governance experience to support the Board and management team as Frontier executes its strategy."

Board Refresh

The Company also announces that it has updated its composition to reflect the Company's current strategic priorities and stage of development.  The Board thanks departing directors for their service and contributions to the Company.

Following these changes, the Board of Directors of the Company consists of:

• Nachum Labkowski - Chairman

• Shlomo Kievman - Director

• Jack Wortzman - Director

• Joshua Girnun - Director (newly appointed)

• Donal Carroll - Director (newly appointed)

• Peretz Schapiro - Director

Reconstituted Audit Committee

In connection with the Board changes, the Board has reconstituted the Audit Committee of the Board. The Audit Committee now consists of:

• Donal Carroll, CPA-CMA (Chair)

• Jack Wortzman

• Joshua Girnun

All members of the reconstituted Audit Committee are independent within the meaning of applicable securities laws and stock exchange requirements.  The reconstituted Audit Committee brings a breadth of experience in financial analysis, corporate governance, and resource sector investment that positions the Company well for its next phase of growth and its obligations as a NASDAQ-listed issuer.

Reconstituted Nominating and Corporate Governance Committee

In connection with the Board changes, the Board has reconstituted the Nominating and Corporate Governance Committee of the Board. The Nominating and Corporate Governance Committee now consists of:

• Jack Wortzman (Chair)

• Nachum Labkowski

• Peretz Schapiro

Reconstituted Compensation Committee

In connection with the Board changes, the Board has reconstituted the Compensation Committee of the Board. The Compensation Committee now consists of:

• Nachum Labkowski (Chair)

• Shlomo Kievman

• Peretz Schapiro

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in Ubaryon Pty. Ltd., a private Australian company developing next generation enrichment technology, and Kadmos Energy Services LLC, a private U.S. company developing small modular light water reactors.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc., the Company's plans for its Board, its strategic direction, and the expected benefits of the Board changes.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@frontiernuclear.com
fw@frontiernuclear.com	www.frontiernuclear.com